Exhibit 1.01

Conflict Minerals Report of Oracle Corporation for the Reporting Year Ended December 31, 2015

Section 1. Introduction

This Conflict Minerals Report for Oracle Corporation (“Oracle,” “we,” “us” or “our”) for the year ended December 31, 2015 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Exchange Act”). The U.S. Securities and Exchange Commission (the “SEC”) adopted Rule 13p-1 to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Conflict minerals (“CMs”) are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum, tungsten and gold. Rule 13p-1 requires each SEC registrant to provide certain disclosures about CMs that are necessary to the functionality or production of products manufactured by such registrant.

Pursuant to Rule 13p-1, if, based upon a reasonable country of origin inquiry, a registrant has reason to believe that any of the CMs in its supply chain may have originated in the Democratic Republic of Congo or an adjoining country (together with the Democratic Republic of Congo, the “Covered Countries”), or if such registrant is unable to determine the country of origin of those CMs, then it must file a Conflict Minerals Report with the SEC describing the due diligence measures it has undertaken or will undertake regarding the source and chain of custody of the CMs. Due to our limited ability to determine the origin and chain of custody of CMs necessary to the functionality or production of our products as described below, we have filed this Conflict Minerals Report.

Section 2. Company Overview

Oracle provides products and services that address all aspects of corporate information technology (“IT”) environments—application, platform and infrastructure. Our Oracle Cloud offerings provide a comprehensive and fully integrated stack of application, platform, compute and storage services in all three primary layers of the cloud: Software as a Service, Platform as a Service and Infrastructure as a Service. Our on-premise offerings include Oracle database and middleware software, application software, hardware (Oracle Engineered Systems, servers, storage, networking and industry-specific products), and related support and services. We provide our cloud and on-premise offerings to over 400,000 worldwide customers via deployment models that best suit their needs.

We have determined that components in our hardware products contain CMs and that they are necessary to the functionality of our hardware products. Our hardware products include: Oracle Engineered Systems, servers, storage, networking and industry-specific products. Our hardware products represented 8% of our total revenues in each of fiscal 2015, 2014 and 2013. For further information about our hardware products, please refer to Item 1 of our Annual Report on Form 10-K for the year ended May 31, 2015, which is incorporated herein by reference.

Section 3. Reasonable Country of Origin Inquiry

Our ability to determine the origin and chain of custody of CMs, and whether they directly or indirectly finance or benefit armed groups in any Covered Country (the “Conflict Status”), is limited. Our hardware supply chain is multi-tiered, global and highly complex. We outsource the manufacturing, assembly and delivery of certain of our hardware products to a variety of companies, many of which are located outside the United States, and our hardware products incorporate components and subassemblies manufactured by many other global suppliers. We are multiple steps removed from the mining and smelting or refining of CMs, as our third-party suppliers and manufacturers may themselves purchase components or subassemblies containing CMs from persons other than the miner, smelter or refiner of CMs. Due to the multiple layers of our global supply chain, we do not have direct visibility into the sourcing, manufacturing and delivery processes through all levels of the hardware supply chain.

We rely on our direct suppliers to provide information on the origin of the CMs contained in components and materials supplied to us—including sources of CMs that are supplied to them from lower tier suppliers as described below.

Since it is not feasible to conduct diligence on all of our suppliers, we conducted our CM Process (as defined below) by targeting our direct hardware suppliers and manufacturers who collectively represented at least 85% or more of our total direct hardware supply chain expenditure in calendar year 2015, including acquired companies (collectively, our “First-Tier Suppliers”). We believe that this approach is reasonable.

Section 4. Design of Due Diligence Framework

We have established due diligence strategies and procedures (collectively, our “CM Process”) as a basis for hardware supply-chain management and disclosure compliance relating to CMs. We designed the CM Process with relevant aspects of the disclosure requirements adopted under Rule 13p-1 and industry best practices based upon the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

Section 5. Due Diligence Measures Undertaken

The design of the CM Process included the following elements:

•	a conflict minerals statement, which is available on our website at www.oracle.com/corporate/citizenship/sustainability/supply-chain.html;

•	an organizational structure and processes intended to ensure that:

•	our First-Tier Suppliers were made aware of our statement on CMs; and

•	information received by us from these First-Tier Suppliers that is relevant to hardware supply-chain due diligence reaches our employees who have knowledge of the SEC disclosure requirements;

•	a process, which uses a consistent reporting template developed by the Conflict Free Sourcing Initiative (“CFSI,” an initiative of the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative) and data gathered by the CFSI’s Conflict-Free Smelter Program (“CFSP”), to:

•	enhance visibility with respect to CMs in our hardware supply chain; and

•	help identify the risk that our hardware products may contain CMs that are financing or benefiting armed groups in any of the Covered Countries;

•	an assessment by our management of any material risks identified through the process described above;

•	a mechanism for First-Tier Suppliers and others to communicate to us their concerns with respect to our CM Process;

•	reliance on the CFSP to implement and validate supply chain due diligence; and

•	public reporting of the results of our due diligence.

To gain insight into the country of origin, chain of custody and Conflict Status of our CMs, we relied primarily on the CFSP. As described by the CFSI, the CFSP is a voluntary audit and certification program in which an independent third party evaluates smelter and refiner procurement activities and determines whether the smelter or refiner demonstrated that it has systems and controls in place to ensure that all the materials it processed originated from conflict-free sources.

The measures we took to exercise due diligence on the source and chain of custody of CMs in our hardware products were as follows:

•	communicating our conflict minerals statement to First-Tier Suppliers;

•	surveying our First-Tier Suppliers to obtain information concerning CMs in their respective supply chains, as well as the specific smelters and refiners of the CMs in their supply chains, by requesting that our First-Tier Suppliers complete and send us the Conflict Minerals Reporting Template (“CMRT”), a template developed by the CFSI that provides a consistent industry-wide means of collecting information on the source of CMs;

•	analyzing First-Tier Suppliers’ CMRT survey responses for completeness and internal consistency and following up with them in an effort to obtain more information when relevant; and

•	comparing the information received from First-Tier Suppliers with the data made available by the CFSP.

Section 6. Conflict Mineral Reporting Template – Survey Results

We sent our First-Tier Suppliers a request to complete the CMRT and provide their responses to us. We directed these First-Tier Suppliers to the CFSI website, which contains written instructions and recorded training on how to use the CMRT. The CMRT includes questions regarding a supplier’s conflict-free policy and its engagement with its direct suppliers and asks suppliers to list the smelters and refiners they use. The CMRT also contains questions regarding each supplier’s sourcing through multiple tiers of their supply chains, the origin of CMs included in products as well as the measures suppliers have taken to conduct their own due diligence.

We exceeded our goal of surveying suppliers representing at least 85% of our annual direct hardware supply chain expenditures, ultimately receiving responses from First-Tier Suppliers representing approximately 92% of our calendar year 2015 annual direct hardware supply chain expenditures. The majority of the responses we received from our First-Tier Suppliers provided aggregate data for their global supplier lists on an entity-wide basis. The First-Tier Suppliers indicated that they were unable to specify from their global supplier lists the exact smelters or refiners used for the specific components included in Oracle hardware products. We are therefore unable to definitively determine whether any of the CMs reported by the First-Tier Suppliers were contained in our end products or to validate which of the smelters and refiners included in the CMRTs of our First-Tier Suppliers actually supplied CMs in our component parts. As a result, we were unable to determine with specificity the country of origin of the CMs contained in each of our hardware products and, consequently, any connection between our CMs and the direct or indirect financing of armed groups in the Covered Countries.

We reviewed the responses and engaged with our First-Tier Suppliers to address untimely, incomplete and inconsistent data reported in the CMRTs. We cross-checked the combined responses from our direct hardware suppliers against the CFSP list of Certified Conflict-Free smelters and refiners to identify the smelters within our indirect supply chain that have gone through the CFSP Conflict-Free certification process. As of April 21, 2016, we were able to validate that:

•	31 CFSP Certified Conflict-Free Smelters of tantalum (as compared to 37 in April 2015);

•	13 CFSP Certified Conflict-Free Smelters of tungsten (as compared to 11 in April 2015);

•	45 CFSP Certified Conflict-Free Smelters of tin (as compared to 34 in April 2015); and

•	78 CFSP Certified Conflict-Free Smelters of gold (as compared to 63 in April 2015)

were reported by our direct hardware suppliers as being in their supply chains.

Our efforts for 2015 to determine the mine or location of origin of the CMs followed the due diligence measures described above.

Oracle is a member of the Electronic Industry Citizenship Coalition and has adopted the Electronic Industry Citizenship Coalition Code of Conduct, available at www.eiccoalition.org/standards/code-of-conduct. We actively participate with other industry group members to leverage industry-wide approaches to address issues impacting supply chain operations in the electronics industry, including CMs.

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